FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Santiago, October 30, 2007
Ger. Gen. 224/2007

Mr. Guillermo Larraín R.
Superintendent
Superintendency of Securities and Insurance
Av. Libertador Bdo. O’Higgins 1449
Santiago

Ref.: Essential Fact

Dear Sir,

In Accordance to Arts. 9 and 10.2 of Law 18,045, as well as the norm established in General Rule 30 of the Superintendency, please be informed of the following “Essential Fact”.

The Board of Directors of Enersis S.A., in a meeting held today, agreed to distribute on December 27, 2007 an Interim Dividend of Ch$0.53119 per share to be accounted for the company’s earnings for the 2007 period. This Dividend accounts for 15% of net earnings for the period ended in September 30, 2007, in accordance with the current dividend policy.

In addition, as provided for in Resolution 660/86 issued by the Superintendency I hereby attach the Form 1, incluiding the information regarding this interim dividend.

Sincerely yours,

Ignacio Antoñanzas A.
Chief Executive Officer
Enersis S.A.

c.c.:	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Brockers Stock Exchange of Valparaiso
Risk Classification Commission
Santander Santiago Bank – Bond Holders Representative
Central Security Depositary
File

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: October 31, 2007